UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

SEC File Number 000-23740

CUSIP Number 45767M109

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended:     December 31, 2007

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant       INNOTRAC CORPORATION

Former Name if applicable   N/A

Address of Principal Executive Office (Street and Number)       6655 Sugarloaf Parkway

City, State and Zip Code       Duluth, Georgia  30097

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Innotrac Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) by March 31, 2008 without unreasonable effort and expense because it has not yet completed the preparation of its financial statements for the fiscal year ended December 31, 2007.

The work associated with the preparation of the financial statements has delayed the Company’s completion of the financial information to be included in the Form 10-K.  The Company will endeavor to file the Form 10-K on or before the 15th calendar day following the prescribed filing due date.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the Company’s expectations as to the filing date of the Form 10-K, may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to, the results and effect of the Company’s preparation of its financial statements, the ability of the Company to file the Form 10-K within the extension period, the impact on the Company’s business and the risks detailed from time to time in the Company’s periodic reports filed with the SEC.  The Company disclaims any intent or obligation to update or revise any forward looking statements.

PART IV

OTHER INFORMATION

(1)                 Name and telephone number of person to contact in regard to this notification

George M. Hare	(678)	584-4000
(Name)	(Area Code)	(Telephone Number)

(2)                 Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify reports.

☐    Yes                      ☒    No

The Company has not filed the required amendment to its Current Report on Form 8-K filed on November 6, 2006 to include in such report the financial statements and pro forma financial information required for the acquired business described in Item 2.01 of such report.  The Company has submitted a letter on January 23, 2008  in response to an inquiry by the Securities and Exchange Staff regarding this required amendment explaining the circumstances causing the delay in filing.  At the time of our filing of this Form 12b-25, we have not yet received a reply from the Staff to our letter of January 23, 2008.

(3)                 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒    Yes                      ☐    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate reporting that net revenues increased 47.9% to $121.8 million for the year ended December 31, 2007 from $82.3 million for the year ended December 31, 2006.  This increase was primarily attributable to (i) an $18.4 million increase in revenues from our direct marketing vertical customers including those resulting from our October 2006 ClientLogic acquisition, (ii) a $15.3 million increase in revenues from our retail and catalog vertical customers which include a full year of business servicing Target.com which we began servicing late in the third quarter of 2006, (iii) a $3.7 million increase in revenues from our B2B vertical due to the addition of a client acquired in the ClientLogic acquisition and (iv) a $2.3 million increase in revenues from our DSL clients due to increased volumes .  We anticipate reporting net income of approximately $742,000, or $0.06 per share, for the year  ended December 31, 2007, as compared to a net loss of $5.3 million or $(0.43) per share, for the year ended December 31, 2006.  This $6.0 million improvement in net operating income results largely from the inclusion in our 2006 results of a $3.3 million loss from the start up of our facility in Hebron, Kentucky servicing Target.com and from limiting  our 2007 selling, general and administrative expenses to a 15.7% increase compared to a 47.9% increase in revenues for the year.

Because we have not completed preparation of our financial statements, our actual results of operations could  differ from our anticipated results.

INNOTRAC CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2008	By	/s/ George M. Hare
George M. Hare
Chief Financial Officer (Principal Accounting Officer)